As filed with the Securities and Exchange Commission on March 6, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

STADA ARZNEIMITTEL AG

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Germany

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, N.Y. 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

 [  ]  on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing One (1) Ordinary Share, No Par Value, of STADA Arzneimittel AG.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$196.50

 (1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item- 1 Description of Securities to be Registered

Location in Form

of Receipt Filed

Item Number and Caption

Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary

Face of Receipt, top

Receipts and identity of

center

deposited securities

Terms of Deposit:

(i) The amount of deposited

Face of Receipt, upper

securities represented by

right corner

one unit of American

Depositary Receipts

(ii) The procedure for voting,

Articles number

if any, the deposited securities

7 and 12

(iii) The collection and

Articles number

distribution of dividends

8 and 13

(iv) The transmission of

Article number 7

notices, reports and

proxy soliciting material

(v) The sale or exercise of rights

Articles number 4 and 8

(vi) The deposit or sale of

Articles number

securities resulting

8 and 11

from dividends, splits

or plans of reorganization

(vii) Amendment, extension or

Article number 13

termination of the deposit agreement

(viii) Rights of holders of

Article number 2

Receipts to inspect the transfer

books of the depositary and the

list of holders of Receipts

(ix) Restrictions upon the right

to deposit or withdraw the underlying

Articles, number 1,3,

securities

11, 15, and 16

(x) Limitation upon the liability of

Articles number 4, 5, 10,

of the depositary

and 12

Item- 2

Available Information

Public reports furnished

Article number 7

by issuer.

Part II- Information Not Required in Prospectus.

Item-3

Exhibits

1.

Form of Deposit Agreement – The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of Receipt itself, which is filed herewith as Exhibit 1.

4.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

5.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item-4

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 6, 2009.

Legal entity created by the agreement for this

issuance of American Depositary Receipts for

Ordinary Shares, No Par Value, of STADA

Arzneimittel AG.

By:  The Bank of New York Mellon,

As Depositary

By:  /s/ Michael F. Finck

Name:  Michael F. Finck

Title:    Managing Director

INDEX TO EXHIBITS

Exhibit

Number

1

Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of American Depositary Receipt itself.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

 5

Certification under Rule 466.